Exhibit 19.1

Approved by G&N Committee: August 14, 2025

Approved by Board: August 19, 2025

As an employee, officer or director of Bank First Corporation and Bank First (collectively, the “Company”), you are subject to certain important restrictions and limitations under the federal securities laws.  Any violation of these restrictions may subject the Company and yourself to serious criminal and civil liabilities and sanctions.  Such a violation would also severely damage the Company’s reputation and business relationships.

This Policy applies to all personnel at every level of the Company and its subsidiaries, including the directors of the Company.

This Insider Trading Policy provides the standards of the Company on trading and causing the trading of the Company's securities or securities of other traded companies while in possession of confidential information. This Policy is divided into two parts. The first part prohibits trading in certain circumstances and applies to all (i) directors, (ii) officers, (iii) employees, (iv) family members living in the same household of directors, officers or employees, (v) entities influenced or controlled by directors, officers or employees, and (vi) consultants and contractors who may have access to confidential information of the Company (collectively, “Insiders”). The second part imposes additional trading restrictions and applies to all (i) directors of the Company, (ii) CEO, CFO, President, Chief Legal Counsel/Corporate Secretary, and SVP-Finance; and (iii) Company controlled trading plans, such as Rule 10b-18 and Rule 10b5-1 stock repurchase programs (collectively, “Covered Persons”).

One of the principal purposes of the federal securities laws is to prohibit “insider trading.” Simply stated, insider trading occurs when a person uses material non-public information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company's securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non-public.” These terms are defined in this Policy under Part 1, Section 6 below. The prohibitions apply to any Insider who buys or sells Company securities on the basis of material non-public information that he or she obtained about the Company, its customers, vendors, or other companies with which the Company has contractual relationships or may be negotiating transactions.

PART 1

1. Applicability

This Policy applies to all transactions in the Company's securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as derivative securities relating to any of the Company's securities, whether or not issued by the Company.

2. General Policy: No Trading or Causing Trading While in Possession of Material Non-Public Information

(a) No Insider may purchase or sell any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company. (The terms “material” and “non-public” are defined in Part 1, Section 6(a) and (b) below.)

(b) No Insider who knows of any material non-public information about the Company may communicate that information to any other person, including family and friends.

(c) In addition, no Insider may purchase or sell any security of any other company, whether or not issued by the Company, while in possession of material non-public information about that company which was obtained in the course of his or her involvement with the Company.  Furthermore, no Insider who knows of any such material non-public information may communicate that information to any other person, including family and friends.

(d) For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with, and obtain the advance approval of, the Chief Legal Counsel (which is defined in Part 1, Section 6(c) below).

(e) Covered Persons must “pre-clear” all trading in securities of the Company in accordance with the procedures set forth in Part 2, Section 3 below.

3. Applicability of Policy to Transactions under Company Benefit Plans

(a) An Insider having material non-public information regarding the Company may not initiate or engage in any transactions under any of the Company benefit plans (such as the Bank First Retirement Plan), including, but not limited to, electing to: (i) participate in a Company benefit plan, (ii) allocate contributions to any such plan’s Company stock fund, (iii) change contribution elections or payroll deductions to any such Company stock fund, and (iv) transfer funds into or out of such Company stock fund.

(b) This prohibition on insider trading, as it relates to transactions under Company Benefit Plans does not, however, apply to:

(i) award payouts by the Company to employees under any equity-based compensation plans;

(ii) exercises of stock options or other equity awards where the employee or director pays the exercise price in cash and does not fund the exercise price with the sale of Company securities;

(iii) exercises of tax withholding rights pursuant to which employees elect to have the Company withhold shares subject to an option or other equity award to satisfy tax withholding requirements;

(iv) ongoing purchases of the Company’s stock through any Company benefit plans resulting from the periodic contribution of money to the plan pursuant to a prior payroll deduction election, provided, however, that any changes in elections or increase or decrease in the percentage of your periodic contribution are still subject to the trading restrictions set forth in Section 3(a) above; or

(v) sales of the Company’s stock through any Company benefit plans pursuant to a prior election, provided that the prior election was made at a time when the individual making the election did not have material non-public information.

4. Applicability of Policy to Dividend Reinvestment Plan

This Policy does not apply to ongoing purchases of Company stock under the Company’s dividend reinvestment plan, if any, resulting from reinvestment of dividends paid on Company securities. This Policy does apply, however, to: (a) purchases of Company stock that result from additional contributions a participant chooses to make to the plan, (b) a participant’s election to participate in the plan or increase his/her level of participation in the plan, and (c) sales of any Company stock purchased pursuant to the plan.

5. Confidentiality

(a) It is the Company’s policy that all employees, officers and directors must keep strictly confidential all material non-public information that such persons learn regarding the Company (and all material non-public information that such persons learn in the course of their employment or service with the Company relating to any other company).  It is also the policy of the Company that no employee, officer, or director shall discuss internal Company matters or developments with anyone outside of the Company, except as required in the performance of regular employment duties.  Similarly, Company affairs shall not be discussed in public or quasi-public areas where conversations may be overheard (i.e., restaurants, restrooms, elevators, etc.).

(b) These prohibitions apply specifically, but not exclusively, to inquiries about the Company which may be made by the financial press or others in the financial community.  It is important that all such communications on behalf of the Company be through an appropriately designated officer under carefully controlled circumstances (see the Company’s Regulation FD Policy).  Unless an employee, officer or director is expressly authorized to answer financial questions, he or she must refuse to comment, and instead refer the inquirer to the Company’s CEO.

(c) It is prohibited for any unauthorized person to disclose Company information on the Internet, including in investment-oriented forums (chat rooms) where companies and their prospects are discussed. The posts in these forums are often made by persons who may be poorly informed or, in some cases, malicious or manipulative and who intend to benefit their own stock positions. Accordingly, no Insider shall discuss the Company or Company-related information in such a forum regardless of the situation. Posts in these forums can result in the disclosure of material non-public information and may bring significant legal and financial risk to the Company and are therefore prohibited. Insiders shall also not disclose any information about the Company on any social media platforms.

6. Definitions

(a) Materiality. Insider trading restrictions come into play only if the information you possess is “material.” Materiality involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Examples of material information may include, but are not limited to, the following:

(i) substantial changes in the Company's prospects;

(ii) substantial write-downs in assets or increases in reserves;

(iii) developments regarding substantial litigation or government agency investigations;

(iv) substantial liquidity problems;

(v) auditor notification that the Company may no longer rely on an auditor’s audit report;

(vi) substantial changes in earnings estimates or unusual gains or losses in major operations;

(vii) substantial changes in management;

(viii) extraordinary borrowings;

(ix) substantial award or loss of a significant contract;

(x) substantial changes in debt ratings;

(xi) material proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, entries into new markets, or purchases or sales of substantial assets; and

(xii) material events regarding the Company’s securities (e.g., defaults on debt or senior securities, calls of securities for redemption, repurchase plans, stock splits, changes in dividend policy, changes to the rights of security holders, financing transactions or public or private offerings of securities).

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new market, the point at which negotiations or market developments are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. When in doubt about whether particular non-public information is material, presume it is material. If you are unsure whether information is material, you should consult with the Chief Legal Counsel before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

(b) Non-public Information. Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

Non-public information may include, but is not limited to, the following:

(i) information available to a select group of analysts or brokers or institutional investors;

(ii) undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii) information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two or three days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Chief Legal Counsel or assume that the information is “non-public” and treat it as confidential.

(c) Chief Legal Counsel. The Company has appointed the Chief Legal Counsel as the owner of this Policy. The duties of the Chief Legal Counsel with respect to this Policy include, but are not limited to, the following:

(i) assisting with implementation of this Policy;

(ii) circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;

(iii) pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in Part 2, Section 3 below; and

(iv) enforcing compliance with the Policy.

The CEO will serve as back-up to the Chief Legal Counsel in the performance of the duties outlined above.

7. Violations of Insider Trading Laws

Penalties for trading on or communicating material non-public information can be severe both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

(a) Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company's securities when he or she has material non-public information can be sentenced to a substantial jail term and required to pay a penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel.

(b) Company-imposed Penalties. The Company expects the strictest compliance with these procedures by all personnel at every level.  Failure to follow this Policy may result in disciplinary action up to and including termination of employment. Any exceptions to the Policy, if permitted, may only be granted by the Chief Legal Counsel and must be provided before any activity contrary to the above requirements takes place.

PART 2

1. Blackout Periods

All Covered Persons are prohibited from trading in the Company's securities during blackout periods. During these periods, Covered Persons generally possess or are presumed to possess material non-public information about the Company's financial results. Notification of blackout periods will be made via e-mail by either the Chief Financial Officer or the Chief Legal Counsel.

(a) Quarterly Blackout Periods. Trading in the Company's securities is prohibited during the period beginning on the close of the market on the 15th day of the last month of each fiscal quarter and lasts for 48 hours after the announcement of the Company’s consolidated earnings in a press release.

(b) Share Repurchase Plan Blackout Period.  Trading in the Company’s securities is prohibited during the period beginning four (4) business days before the announcement of a share repurchase plan by the Company and lasts for four (4) business days after the announcement of the share repurchase plan.

(c) Other Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company's securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.  Such special blackout periods will end either 48 hours after a press release is issued or at such other times as specifically indicated in written or e-mailed communications from the Chief Legal Counsel.

(d) Pension Fund Blackouts. The Sarbanes-Oxley Act of 2002 also requires the Company to prohibit all purchases, sales or transfers of the Company’s securities by directors and executive officers during a pension fund blackout period. A pension fund blackout period exists whenever 50% or more of the plan participants are unable to conduct transactions in their accounts for more than three consecutive days. These blackout periods typically occur when there is a change in the retirement plan’s trustee, record keeper or investment manager. Covered Persons will be contacted when these or other restricted trading periods are instituted.

(e) Short-Term Trading. No Covered Person who purchases Company securities in the open market may sell any Company securities of the same class during the six months following the purchase (or vice versa).

(f) Short Selling. No Covered Person may at any time sell short Company securities pursuant to Section 16 of the Securities Exchange Act of 1934, as amended.

(g) Publicly-Traded Options. No Covered Person may buy or sell put options, call options, or other derivative securities on the Company’s securities.

(h) Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an individual to lock in much of the value of his or her securities holdings, often in exchange for all or part of the potential for upside appreciation in the securities. These transactions allow the Covered Persons to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the Covered Persons may no longer have the same objectives as the Company’s other shareholders. Therefore, the Covered Persons are prohibited from engaging in such transactions, except as cleared by the Chief Legal Counsel.

(i) Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities held in an account which may be borrowed against or are otherwise pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale may occur at a time when the pledger is aware of material non-public information or otherwise is not permitted to trade in Company securities and, as a result, the pledger may be subject to liability under insider trading laws.

Therefore, no Covered Person may purchase Company securities on margin, or borrow against any account in which Company securities are held, or pledge Company securities as collateral for a loan.

An exception to this prohibition may be granted where a person wishes to pledge Company securities as collateral for a loan from a third party (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Company securities as collateral for a loan from a third party must submit a request for approval to the Company’s Board of Directors at least two weeks prior to the execution of the documents evidencing the proposed pledge.

(j) Exception. These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or other arrangement under Rule 10b5-1 (an “Approved 10b5-1 Plan”):

(i) that is in writing;

(ii) where trading commences no earlier than the end of a Quarterly Blackout Period;

(iii) that has been reviewed and approved by the Chief Legal Counsel (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Chief Legal Counsel);

(iv) that was entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material non-public information about the Company; and

(v) that gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material non-public information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

In addition, these trading restrictions do not apply to:

(i) transactions under Company benefit plans, including the Bank First Retirement Plan, provided that the elections made under such plans (1) comply with the requirements provided in Part 1, Section 3 above, and (2) are either (A) not initiated by Covered Persons or (B) are not made within the blackout period; and

(ii)  ongoing purchases of Company stock under the Company’s dividend reinvestment plan, if any, resulting from reinvestment of dividends paid on Company securities, provided that transactions made under such plan (1) comply with the requirements provided in Part 1, Sections 3 and 4 above, and (2) are either (A) not initiated by Covered Persons or (B) are not made within the blackout period.

2. Trading Window

A Covered Person is not allowed to trade in the Company’s securities outside of an Approved 10b5-1 Plan when such an Approved 10b5-1 Plan is active, provided, however, that subject to the rules in Part 1 above, the Company may engage in certain 401(k) transactions and equity based compensation plans while participating in a repurchase plan that constitutes an Approved 10b5-1 Plan. Covered Persons not subject to the preceding Approved 10b5-1 Plan restriction are permitted to trade in the Company's securities when no blackout period is in effect under Part 2, Section 1(a) above.  However, even during this trading window, a Covered Person who is in possession of any material non-public information should not trade in the Company's securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part 2, Section 1(b) and 1(c) above is imposed and will re-open the trading window once the special blackout period has ended.

3. Pre-Clearance of Securities Transactions

(a) Because Covered Persons are likely to obtain material non-public information on a regular basis, the Company requires all such persons to refrain from trading, even during a trading window under Part 2, Section 2 above, without first pre-clearing all transactions in the Company's securities (including, without limitation, purchases and sales; exercises of stock options, including cashless exercises, and exercises of other equity awards; gifts; trust transfers; and other nonsale transfers such as loans and pledges).

(b) Subject to the exemption in subsection (d) and (e) below, no Covered Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Chief Legal Counsel. These procedures also apply to transactions by such person's spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control (such as trusts, partnerships and corporations).

(c) The Chief Legal Counsel shall record the date each request is received and the date and time each request is approved or disapproved.  If the transaction does not occur during the trade window specified in the Chief Legal Counsel’s approval, pre-clearance of the transaction must be re-requested.

(d) Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Chief Legal Counsel.  Additionally, this pre-clearance policy does not apply to award payouts by the Company to employees under any equity-based compensation plans.

(e) Pre-clearance is not required for purchases and sales of securities under the Bank First Retirement Plan or the Company’s dividend reinvestment plan, provided that the transactions made under such plans (1) comply with the requirements provided in Part 1, Section 3 and Section 4 above, respectively, and (2) are either (i) not initiated by Covered Persons or (ii) are not made within the blackout period.

4. Acknowledgment

All employees and directors are required to acknowledge their receipt and understanding of this Policy on an annual basis.